New Found Gold Reports Q3 2026 Financial and Operational Results

Canada's Newest Gold Producer Achieves Commercial Production at Hammerdown

TORONTO, Canada - November 11, 2026 - New Found Gold Corp. (TSX and NYSE-A: NFGC) ("New Found Gold" or the "Company") today announced that it has filed its financial statements for the three and nine months ended September 30, 2026 ("Q3 2026") and the related Management's Discussion and Analysis (together, the "Q3 Financials"). Preliminary operating results for Q3 2026 were disclosed in the Company's press release dated October 15, 2026. Management will host a webcast on Thursday, November 12, 2026, at 9:00 a.m. ET to discuss its results.

The Q3 Financials will be available under the Company's profile on SEDAR+ at www.sedarplus.com, the EDGAR system of the SEC at www.sec.gov., and on the Company's website at www.newfoundgold.ca.

Unless otherwise stated, all dollar amounts in this news release are expressed in Canadian dollars.

Q3 2026 Highlights:

  Safety: Zero lost-time incidents in 2026 to September 30, 2026, over more than 328,000 person-hours worked at the Hammerdown Gold Project;

  Production: Commercial production achieved at the Company's 100% owned Hammerdown Gold Mine ("Hammerdown") on August 19, 2026, with Q3 2026 gold production of 4,863 ounces, an average grade of 2.77 grams of gold per tonne ("g/t Au") and gold recovery of 84.2% (Table 1);

  Costs: Cash costs1 of US$2,887 per ounce of gold and AISC2 of US$3,279 per ounce of gold produced for the quarter. Factors impacting cash costs and AISC included mine schedule reorganization to complete overburden stripping, blasting and ramp establishment in more favorable seasonal conditions, grade, infill drill costs, fuel surcharges and water treatment costs;

  Revenue and Margins: Revenue of $41.6 million ("M") from the sale of 6,935 ounces of gold at an average realized gold price of US$4,285 per ounce. Income from mine operations was $18.6M, or 45% of revenue;

  Net Loss: $7.1M ($0.02 per share), compared to $12.9M ($0.06 per share) in Q3 2025, reflecting the commencement of commercial production at Hammerdown in Q3 2026 and resultant revenue and gold production;

  EBITDA3: $13.1M, compared to ($12.8M) in Q3 2025, driven by income from mine operations at Hammerdown; and

  Cash Flow and Financial Position: Operating cash flow of $11.2M before change in working capital, strong cash and cash equivalents position of $167.1M and working capital of $167.3M (Table 2).

1 Cash costs is a Non-IFRS measure. See notes below for additional information regarding cash costs.

2  AISC = all in sustaining costs; AISC is a Non-IFRS measure. See notes below for additional information regarding AISC.

3 EBITDA is a Non-IFRS measure. See notes below for additional information regarding EBITDA.

Subsequent Events Highlights:

  Revised Queensway PEA and Updated MRE. On October 22, 2026, the Company announced a revised preliminary economic assessment ("2026 PEA") and the first update to the mineral resource estimate ("Updated MRE") for the Company's flagship Queensway Gold Project ("Queensway"), with an after-tax net present value using a 5% discount rate ("NPV₅%") of $1.728 billion ("B") at a base case gold price of US$3,600 per ounce (increasing to $2.225B at US$4,100 per ounce), an after-tax internal rate of return ("IRR") of 126% (164% at US$4,100 per ounce), 1.744 M ounces of gold produced over a 15-year phased open-pit and underground life of mine ("LOM"), Phase 1 initial capital of approximately $149.8M, and a 38% increase in Measured and Indicated Mineral Resources.

  Queensway Phase 1 EPR submitted. The Environmental Preview Report ("EPR") was submitted to and registered by the provincial government on November 3, 2026, addressing information requests and feedback from public comments, government review, and engagement activities, including an open house in the Town of Appleton. The EPR is now in a 35-day public review period, and under provincial legislation the Minister's decision on the EPR will be provided within 45 days of submission, with the potential for a fourteen-day extension.

"Third quarter 2026 represents another important step forward for New Found Gold, becoming Canada's newest gold producer as Hammerdown reached commercial production. We produced 4,863 ounces of gold for the quarter and 10,670 ounces year to date, with strong operational and safety performance and zero lost-time incidents," stated Keith Boyle, CEO of New Found Gold. "Cash costs and AISC were impacted by advancing stripping activities originally planned for Q1 2027 to this quarter, in combination with lower head grade relative to the mine plan. As the team continue to ramp up mining operations, efforts  to optimize mining and processing, including sorter commissioning and circuit conversion, is anticipated to lower future production costs."

"Subsequent to quarter-end, we delivered a revised PEA and updated MRE for our flagship Queensway asset, the culmination of roughly 18 months of drilling, engineering and technical work. These results strengthen the foundation for Queensway as a long-life gold asset in a top jurisdiction. With Phase 1 fully funded, we remain on schedule to deliver first mineralized material to the Pine Cove Mill in Q4/27, a key milestone on our path to becoming Canada's next mid-tier gold producer."

Operational Review

During Q3 2026, Hammerdown produced 4,863 oz of gold, accounting for approximately 46% of gold production through the first three quarters of 2026, reflecting the Company's continued ramp-up and achievement of commercial production during the quarter. Third quarter production was driven by increased mining and processing activity, with  97,000 tonnes of mineralized material mined at Hammerdown and the Pine Cove Mill ("Pine Cove" or the "Mill") processing 66,000 tonnes, during the three months ended September 30, 2026. The average grade for Q3 2026 was 2.77 g/t, 31% higher than the year-to-date average of 2.12 g/t, while gold recovery of 84.2% for the quarter was in line with the year-to-date average of 83.1%. The Company sold 6,935 oz of gold during Q3 2026, including 900 oz delivered in July against customer prepayments received in June 2026.

For the nine months ended September 30, 2026, Hammerdown produced a total of 10,670 oz of gold as it ramped up to commercial production, mining 235,000 tonnes of mineralized material and processing 189,000 tonnes through Pine Cove at an average grade of 2.12 g/t and an average recovery of 83.1%. The Company sold 10,878 oz of gold over the same period.

Table 1: Consolidated Financial and Operating Highlights.

In 000s, except per units and per share amounts	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Financial Results
Revenue	41,580	-	67,190	-
Cost of sales	23,010	-	45,258	-
Gross profit	18,570	-	21,931	-
EBITDA[4]	13,090	(12,758)	(14,478)	(31,850)
Net loss	(7,114)	(12,945)	(37,301)	(32,445)
Loss per share - basic and diluted	(0.02)	(0.06)	(0.14)	(0.15)
Cash used in operating activities	(6,767)	(16,028)	(31,287)	(34,714)
Avg. Realized Gold Price ($/oz sold)	5,996	-	6,177	-
Avg. Realized Gold Price (US$/oz sold)	4,285	-	4,459	-
Cash costs (US$/oz produced)[5]	2,887	-	3,486	-
AISC (US$/oz produced)[6]	3,279	-	3,952	-
Mining Activities
Ore Tonnes Mined (kt)	97	-	235	-
Waste Tonnes Mined (kt)	1,197	-	2,973	-
Total Tonnes Mined (kt)	1,294	-	3,208	-
Strip Ratio (Waste/Ore)	12.40	-	12.63	-
Processing Activities
Total Tonnes Processed (kt)	66	-	189	-
Avg. Gold Recovery (%)	84.2	-	83.1	-
Avg. Gold Grade Processed (g/t Au)	2.77	-	2.12	-
Gold Produced (oz)	4,863	-	10,670	-
Gold Sold (oz)	6,935	-	10,878	-

Financial Review

For the three months ended September 30, 2026, the Company generated $41.6M in revenue from metal sales at an average realized gold price of US$4,285 ($5,996) per ounce of gold sold. Total cash costs were $19.6M and all-in sustaining costs were $22.3M. On a per-unit basis, Hammerdown incurred:

  Cash costs of US$2,887 ($4,040) per ounce of gold produced;
  All-in sustaining costs of US$3,279 ($4,588) per ounce of gold produced;
  Material movement costs of $11.51 per tonne of mineralized material and waste moved;
  Milling costs of $53.63 per tonne of mineralized material processed; and
  G&A costs of $11.52 per tonne of mineralized material processed.

For the nine months ended September 30, 2026, the Company generated $67.2M in revenue from metal sales at an average realized gold price of US$4,459 ($6,177) per ounce of gold sold.

4EBITDA is a Non-IFRS measure. See notes below for additional information regarding EBITDA

5 Cash costs is a Non-IFRS measure. See notes below for additional information regarding cash costs

6 AISC is a Non-IFRS measure. See notes below for additional information regarding AISC

Compared with the 2026 Hammerdown Preliminary Economic Assessment ("2026 Hammerdown PEA"), Q3 2026 AISC showed a variance of US$904/oz, or 38% of AISC. The variance was primarily due to a 30% higher strip ratio than planned (12.4 vs 9.6) and an 11% lower head grade. The higher strip ratio resulted from the commencement of mining activities in Q3 in the Rumbullion pit to increase the total material movement from 12,000 tpd to 16,000 tpd as outlined in the 2026 Hammerdown PEA and impacted AISC by US$350/oz. This activity was advanced from Q1 2027 to Q3 2026 in order to ensure that early-stage activities, including stripping overburden to reach bedrock blasting and establishing the ramp system, were completed during more favorable seasonal conditions.  Overall, lower head grade versus the 2026 Hammerdown PEA impacted AISC by US$135/oz.  A grade-control drilling program covering most of the Phase 1 open pit is now complete and has since expanded to cover portions of the Rumbullion pit. Modelling incorporating the new high-density data is nearing completion and will be integrated into grade-control practices.  Other contributing factors to the AISC variance include infill drilling costs (approximately US$180/oz or 8% of AISC), fuel surcharges on various external services contracts (approximately US$85/oz or 4% of AISC), higher mill labour costs (approximately US$45/oz or 2% of AISC) and Pine Cove water treatment costs (approximately US$30 or 1% of AISC). The remaining variances are attributable to other individually minor cost differences. The Company is currently assessing the potential impact of elevated fuel prices and water treatment costs with respect to achieving 2026 Hammerdown PEA level production metrics and closing this cost variance in future quarters.

Liquidity and Capital Resources

As at September 30, 2026, the Company is in a strong financial position, with cash and cash equivalents of $167,111,584, a working capital surplus of $167,272,288 (current assets of $207,486,402 less current liabilities of $40,214,114), total assets of $705,775,607 and total shareholders' equity of $503,470,191 (December 31, 2025 - cash and cash equivalents of $58,838,699, working capital surplus of $58,464,597, total assets of $535,497,022 and total shareholders' equity of $419,618,981). The working capital surplus increased by $108,807,691 compared to the prior year-end, reflecting proceeds from a $115M at-market bought deal financing and a $70M drawdown of Tranche 1 of a senior secured credit facility, partially offset by cash used in operating and investing activities.

The Company manages its cash balances conservatively, holding funds primarily in high-quality financial institutions in Canada. Working capital fluctuations to September 30, 2026 were primarily driven by exploration expenditures at Queensway, operating and capital expenditures at Hammerdown and Pine Cove, and corporate activities.

Table 2. Financial position as at September 30, 2026.

In 000s	Q3 2026	Q2 2026
Financial Position
Cash	167,112	193,832
Working capital	167,272	187,184
Total assets	705,776	705,676
Current liabilities	40,214	42,925
Total liabilities	202,305	197,669

Queensway 2026 Work Program

The Company is currently progressing on its 2026 Queensway work program (the "Queensway 2026 Program"). The Queensway 2026 Program is focused on project de-risking in advance of development in addition to discovery and resource growth. At the end of Q3 2026 there were four drill rigs active at Queensway with a total of 61,557 metres drilled in 439 diamond drill holes ("DDH").

Advanced exploration drilling is focused on the conversion of Inferred Mineral Resources within the Phase 2 open pits and portions of the underground to Indicated Mineral Resources. Pre-development drilling includes ongoing grade control drilling at the Keats Zone and geotechnical drilling of the Phase 2 open pits, while exploration drilling and conversion drilling continues at the Dropkick Zone, approximately 11 km north of the AFZ Core in the AFZ Peripheral area, and at earlier-stage regional targets. Quarterly drilling activity was lower than anticipated due to contractor drill-rig maintenance and deep infill drilling using directional drilling within UG portions of the AFZ Core.

Hammerdown 2026 Drill Program

Drilling at Hammerdown in 2026 included infill, location verification drilling in proximity to historic underground workings, grade control and condemnation to support mine infrastructure planning. Infill, location verification drilling and condemnation drilling for 2026 is complete; grade control drilling is ongoing. A total of 27,484 m had been drilled in 293 DDH at the end of Q3 2026.

Subsequent Events

Queensway Revised PEA and Updated MRE

Post quarter end, on October 22, 2026, the Company released the 2026 PEA and Updated MRE for Queensway. The 2026 PEA has an effective date of October 19, 2026 and was prepared using the Updated MRE, which has an effective date of July 6, 2026 (with a database cut-off date of February 28, 2026). The Company intends to file a technical report in respect of the 2026 PEA and the Updated MRE (the "Updated Technical Report") on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under New Found Gold's issuer profile within 45 days of October 22, 2026. Scientific and technical information in this press release relating to the 2026 PEA and the Updated MRE is supported by the news release disseminated by the Company on October 22, 2026 (titled "New Found Gold Announces Queensway Gold Project Revised PEA and Updated MRE: After-Tax NPV Increases to $1.7 B with 126% IRR; Measured and Indicated Mineral Resource Increases by 38%") (the "2026 PEA News Release").

Revised PEA and updated MRE highlights include:

  After-tax NPV₅% of $1.728B at a base case gold price of US$3,600 per ounce, increasing to $2.225B at an upside price of US$4,100 per ounce;

  After-tax IRR of 126% at the base case price (164% at the upside price), with an after-tax payback period of less than one year;

  1.744 M ounces of gold produced over a 15-year mine life using a phased open-pit and underground operation, with average annual production of approximately 116,000 ounces and peak annual production of approximately 190,000 ounces in 2032;

  Average head grade of 13.41 g/t Au for Phase 1 and an LOM average head grade of 2.09 g/t Au with projected LOM recovery of 91.5%;

  Phase 1 initial capital of approximately $150M, in line with the previous estimate, $832M in growth capital and $971M sustaining capital over LOM, with cash flows from Phases 1 and 2 anticipated to fund growth capital for Phases 2 and 3, respectively;

  Cash costs and AISC of US$985 per ounce of gold and US$1,375 per ounce of gold, respectively; and

  A 38% increase in Measured and Indicated Mineral Resources (to 27.3 M tonnes at 2.19 g/t Au for 1.92 M contained ounces), in part from the addition of the Dropkick Zone, with Inferred Mineral Resources of 12.5 M tonnes at 1.51 g/t Au.

The revised study more than doubled Queensway's after-tax NPV5% to $1.7B and increased the after-tax IRR to 126% using a base case gold price of US$3,600/oz. At US$4,100/oz, the NPV5% and after-tax IRR rose to $2.23B and 164%, respectively. The plan demonstrates a 15-year mine life with an open pit and underground mining operation that would produce a total of 1.744 million ounces of gold, averaging 116,000 ounces annually and peak production of 190,000 ounces. Payback is expected in under a year, with life of mine recovery of 91.5%, cash costs of US$985 per ounce and AISC of US$1,375 per ounce. Initial capital remains $150M, in line with the Company's previously released preliminary economic assessment (the "2025 PEA").

The Measured and Indicated Mineral Resource grew 38% to 1.92 million ounces, which totalled 27.3 million tonnes ("Mt") grading 2.19 g/t, supported by the initial addition of the new Dropkick Zone to the MRE, while the Inferred resource totalled 606,000 ounces.

The revised PEA keeps a phased approach but makes several key changes relative to the Company's previously released PEA for Queensway:

  Phase 1 will now use Pine Cove, which is being converted to a gravity-carbon-in-leach circuit;
  Mining starts with a contractor model and later moves to owner mining;
  The mine plan now includes peripheral deposits such as Dropkick, and underground ounces rise 86%;
  Underground mining moves up from Phase 3 to Phase 2, starting in 2030; and
  Cash flow from each phase is expected to fund the next, with mining planned to run until 2040.

The 2026 PEA is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2026 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. No Mineral Reserves have been defined for Queensway. Readers should refer to the 2026 PEA News Release and, once filed, the Updated Technical Report for the assumptions, qualifications and limitations of the 2026 PEA and MRE.

The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define these resources as indicated or measured.

Queensway Phase 1 - Environmental Preview Report

The Queensway Phase 1 environmental registration ("ER") was submitted to the Newfoundland and Labrador ("NL") Department of Environment, Conservation and Climate Change on April 30, 2026 and registered on May 7, 2026, commencing the provincial environmental assessment ("EA") process under the NL Environmental Protection Act. By decision letter dated July 3, 2026, the Minister notified the Company that an EPR is required for Queensway Phase 1. On September 2, 2026, the Company received the EPR guidelines and submitted the EPR on November 3, 2026.

The EPR is now in a 35-day review by the Environmental Assessment Committee and the public. Under provincial legislation, a decision on the EPR will be provided within 45 days of submission, with the potential for a fourteen-day extension.

Outlook

The Company is advancing the Queensway 2026 Program, which is focused on de-risking, discovery and growth of its flagship project with the objective of sending first mineralized material to Pine Cove in Q4 2027.

Following release from the Queensway Phase 1 EA process, the Company plans to apply for and obtain a range of provincial and federal permits and to work with the province of NL to obtain a Surface and Mining Lease through mid-2027. Once the required permits are received, key Queensway development milestones include:

  Pine Cove expansion to 1,400 tpd capacity, targeted for completion in Q4 2027;
  Mobilization of contractors at Queensway in Q1 2027;
  Early works at the Queensway site beginning in Q2 2027, including clearing, grubbing, overburden removal, construction of the sound berm, site roads and water management facilities; and
  Mining, anticipated to begin in Q3 2027, to build a stockpile for delivery to Pine Cove commencing in Q4 2027.

At Hammerdown, the Company's priorities for the balance of 2026 and into 2027 are:

  Maintaining steady-state production;
  Substantial completion of the permanent on-site crusher and sorter in Q4 2026, followed by commissioning and ramp-up in Q1 2027, which is expected to reduce crushing costs and allow delivery of higher-grade material to the mill;
  Completion of infill and grade control drilling at the Hammerdown deposit in support of an updated Hammerdown MRE in 2027;
  Advance of the Pine Cove conversion and expansion; and
  Commencement of exploration on the Hammerdown Gold Project landholdings.

Q3 2026 Results Conference Call and Webcast

Senior management will host a conference call and webcast on Thursday, November 12, 2026, at 9:00 am (ET) to discuss results. Participants may join using the following details:

  Conference ID: 6267443
  Toll-Free (North America): (800) 715-9871
  International and Toronto: (647) 932-3411
  Webcast Link: https://www.gowebcasting.com/15191

Following the conference call the audio recording will be accessible through the New Found Gold website.

Non-IFRS Financial Measures

This press release refers to cash costs, cash costs per ounce of gold produced, AISC, AISC per ounce of gold produced, average realized gold price and EBITDA, which are non-IFRS financial measures or non-IFRS ratios. These measures do not have standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other issuers.

Management uses these measures to assess the operating performance of Hammerdown and the Company's ability to generate cash flow from its operations, and believes that investors and analysts use them to compare gold producers. They are intended to supplement, and not replace, measures prepared in accordance with IFRS.

Cash Costs

Cash costs comprise mining, processing and site administration costs incurred at Hammerdown and Pine Cove, together with selling expenses, and exclude depreciation and depletion, reclamation, sustaining capital, exploration, corporate G&A and financing costs. Cash costs are calculated as operating expenses within cost of sales, less depreciation and depletion, adjusted for the change in inventories, plus selling expenses. Cash costs per ounce produced is cash costs divided by gold ounces produced. Silver revenue is not deducted from cash costs.

Cash costs are a non-IFRS measure and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Average Realized Gold Price

Average realized gold price is gold revenue under IFRS divided by gold equivalent ounces sold in the period.

All-In Sustaining Costs

AISC is based on guidance published by the World Gold Council ("WGC"). AISC comprises cash costs plus reclamation expense, sustaining exploration and sustaining capital expenditures at Hammerdown and Pine Cove. Sustaining capital expenditures are those required to maintain current production. AISC excludes growth capital, including the Pine Cove conversion and expansion, Queensway exploration and development, corporate G&A, share-based compensation, financing costs and income taxes. AISC per ounce produced is AISC divided by gold ounces produced.

For additional details, please refer to the Company's discussion of Non-IFRS and other performance measures in its Management's Discussion and Analysis, publicly available through SEDAR+ at www.sedarplus.ca and the EDGAR system of the SEC at www.sec.gov.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold is Canada's newest gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in its flagship Queensway asset, as well as Hammerdown, along with processing and tailings infrastructure at Pine Cove. With commercial production declared at Hammerdown, the Company remains focused on advancing the fully funded Phase 1 of its flagship Queensway to production and self-funding to reach its objective of becoming a mid-tier Canadian gold producer.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective fault zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

On August 26, 2026, the Company's shares began trading on the Toronto Stock Exchange under the symbol "NFGC", to align with its stock symbol on the NYSE American LLC.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Forward-Looking Information

This news release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including statements regarding the intent to seek opportunities to optimize mining and processing efforts; the timeline for delivery of first mineralized material to the Pine Cove Mill; the timing and scope of the Queensway 2026 Program; the filing of the Updated Technical Report; the mine plan, including the anticipated production, payback, the life of mine recovery percentage and cash costs under the 2026 PEA and Updated MRE for Queensway; the planned application for provincial and federal permits following release from the Queensway Phase 1 EA process and work to obtain a Surface and Mining Lease through mid-2027; the anticipated milestones relating to Pine Cove expansion, mobilization of contractors, early works and mining at Queensway; the priorities for Hammerdown, including maintaining production, substantial completion of crusher and sorter, followed by commissioning and ramp-up, completion of infill and grade control drilling, advance of the Pine Cove conversion and expansion, and commencement of exploration at Hammerdown; the hosting of a conference call and webcast to discuss the results; and the Company's focus on advancing the Phase 1 of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "encouraging", "pending", "potential", "goal", "objective", "opportunity", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.